EMBARGO WEDNESDAY FEBRUARY 5, 2003 - 8:30 am


                                                                   PRESS RELEASE


                               2002 ANNUAL RESULTS


                     Rhodia REACHES ITS PRINCIPAL OBJECTIVES

                      AND MAINTAINS THE SAME DIVIDEND LEVEL



Paris, February 5, 2003 - Rhodia today published its audited annual results for 2002. The Group achieved its key commitments made at the end of 2001: a gradual return to profitability, the completion of a significant asset divestiture program and the generation of positive operating cash flow.



IMPROVED OPERATING PROFITABILITY




o Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) up 26.1%, reaching a total of (euro)798 million against (euro)633 million reported in 2001.

o Improvement in Operating Income to(euro)351 million in 2002 against(euro)91* million in 2001 on an historic basis.

o    EBITDA/Sales ratio of 12.1%, representing a 3.4 point increase over 2001.


(euro)500 MILLION TARGET FROM ASSET DIVESTMENTS EXCEEDED


o    Financial debt reduced by (euro)516 million through divestments.

o    Average valuation of divestitures 5.5 times greater than EBITDA.

o    Overall capital loss of (euro)37 million.

GENERATION OF (euro)132 MILLION IN POSITIVE FREE CASH FLOW


o Positive operating cash flow of (euro)277 million, despite (euro)152 million in outlays related to the restructuring program financed in 2002.

o    Free cash flow of (euro)132 million impacted by the exceptional payment of
     (euro)145 million into British and American pension funds.

o Capital expenditures reduced almost(euro)110 million ((euro)374 million in 2002 compared with(euro)483 million in 2001).


* (EURO)16 MILLION REPORTED IN 2001 AFTER AMORTIZATION OF GOODWILL

2002 ANNUAL RESULTS

In millions of euros and on the basis of French accounting standards

Simplified income statement


----------------------------------------------------------------------------
        2001                                                      2002
----------------------------------------------------------------------------
        7,279        Net sales                                   6,617
----------------------------------------------------------------------------
         633         EDITDA                                        798
----------------------------------------------------------------------------
        8.7%         EBITDA/Sales                                12.1%
----------------------------------------------------------------------------
         91*         Operating income                             351
----------------------------------------------------------------------------
         15          Net impact of divestments                    - 37
----------------------------------------------------------------------------
        -138         Net income, after minorities                  43
                     (before amortization of goodwill)
----------------------------------------------------------------------------
        -213         Net income, after minorities                 - 4
                     (after amortization of goodwill)
----------------------------------------------------------------------------
        -1.19        Net earnings per share (in euros)          - 0.02**
----------------------------------------------------------------------------

* (EURO)16 MILLION REPORTED IN 2001 AFTER AMORTIZATION OF GOODWILL ** AVERAGE NUMBER OF SHARES: 178,765,518.

Other financial details

----------------------------------------------------------------------------
      2001                                                     2002
----------------------------------------------------------------------------
      1.2*      ROCE                                            5.9
----------------------------------------------------------------------------
     2,572      Net Financial Debt                             2,133
----------------------------------------------------------------------------
      193       Free Cash Flow                                  132
----------------------------------------------------------------------------
* - 0.13 REPORTED IN 2001 AFTER AMORTIZATION OF GOODWILL.



IMPROVED OPERATING PROFITABILITY


o 9% decline in net sales due principally to the impact of structure and conversion rates.

               Rhodia reported net sales of (euro)6,617 million in 2002, representing a 9.1% decline compared with 2001. Structural changes related to the different divestments completed in 2001 and 2002 reduced sales by a total of 3.8%. The foreign currency translation effect had a negative impact of 3.9% overall.


               On a comparable basis (constant structure and exchange rates), net sales declined by 1.5% with a 2.4% decrease in prices and a 0.9% increase in volumes. Weaker prices principally affected the results of the Polyamide Division, owing to the decline in raw material prices and the Services & Specialties Division, due to the indexing of its Eco Services businesses' contracts in the United States to the price of gas. All the Group's Divisions noted an increase in sales volumes with the exception of the

     Consumer Specialties Division, which increased the proportion of products in its overall sales that generate higher profit margins.


o    Enhanced profit margins driven by actions taken by the Group


               The Group's Operating Income was (euro)351 million in 2002, against (euro)91 million in 2001, on an historic basis ((euro)16 million reported in 2001 after amortization of goodwill). In 2002, Rhodia was able to increase its profitability in higher value added segments, by taking advantage of the decline in raw material prices in all its Divisions.


               EBITDA, at (euro)798 million, rose 26.1% compared with the
     (euro)633 million reported in 2001. The EBITDA/Sales ratio increased 3.4 points, rising from 8.7% in 2001 to 12.1% in 2002. All the Group's Divisions recorded increases in their EBITDA/Sales ratios in 2002.


               In addition to the impact directly related to the business activities divested in 2002, a number of external factors limited the growth of the EBITDA/Sales ratio. These included unfavorable foreign currency conversion rates linked to the US dollar and the Brazilian real, the absence of economic recovery in 2002 and the decision of the Food and Drug Administration (FDA) in the United States to postpone approval of new molecules in the pharmaceutical industry.


               The Group managed to offset these negative effects and increase its margins due to the positive impact of two main factors:

       1. Following the wide-reaching restructuring program launched at the end of 2001 (closure of 18 sites or production units), Rhodia succeeded in reducing fixed costs, as planned, by approximately (euro)58 million, net of inflation.

       2. The implementation of Rhodia's business model, based on offering customers tailor-made solutions through the cross-fertilization of technologies, now applies to 30% of the Group's business units and has started to show initial results. It has helped improve the Group's product range and enhanced commercial efficiency. As a result, the improved focus of Rhodia's business portfolio helped increase from 12.4% to 14% the percentage of new products contributing to Group sales and increased the Group's market share in eight strategic markets.



               The following table shows changes in Net Sales, EBITDA and operating margin for all four quarters of 2002:



       -------------------------------------------------------------------------------------------------------------------
        In millions of euros and on the basis       Q1 2002            Q2 2002            Q3 2002            Q4 2002
           of French accounting standards
       -------------------------------------------------------------------------------------------------------------------

       Net Sales                                     1,711              1,774              1,604              1,528

       -------------------------------------------------------------------------------------------------------------------
       EBITDA                                         197                227                184                189
       -------------------------------------------------------------------------------------------------------------------
       EBITDA/Sales                                  11.5%              12.8%              11.5%              12.4%
       -------------------------------------------------------------------------------------------------------------------


o Significant increase in Net Income, impacted by(euro)37 million in net capital losses on divestments

               For 2002 as a whole, Net Income improved significantly with losses limited to (euro)4 million against a reported loss of (euro)213 million in 2001. Before amortization of goodwill paid on acquisitions, Net Income was (euro)43 million in 2002 against a loss of (euro)138 million in 2001.


     The impact on Net Income of asset divestments completed in 2002 amounts to
     (euro)37 million. With the exception of Rhodia-ster, all divestments generated capital gains. Total capital gains, however, were unable to offset the full amount of (euro)109 million in capital losses represented by Rhodia-ster. In 2002, these divestitures had a dilution effect on net income of approximately (euro)16 million.

     Net interest expenses, which amounted to (euro)123 million, declined by almost 35% compared with the (euro)186 million reported in 2001 under the combined impact of lower interest rates and a reduction in the average level of financial debt.


     Net earnings per share, calculated on the basis of the average number of shares outstanding in 2002 (178,765,518 shares), generated a loss of
     (euro)0.02 compared with a loss of (euro)1.19 in 2001. However, the Board of Directors of Rhodia has proposed to maintain the same net dividend per share as distributed in 2001 of (euro)0.12 per share. This dividend proposal will be submitted for approval at the

     General Shareholders' Meeting on June 23, 2003.


(euro)500 MILLION TARGET FROM ASSET DIVESTITURES EXCEEDED


               In line with the Group's commitment, Rhodia divested a large number of non-strategic assets in 2002. These divestments enabled it to reduce its net financial debt by (euro)516 million. They were achieved at an average multiple rate of almost 5.5 times EBITDA.

               None of the divested businesses contributed directly to Rhodia's business model. These divestments have enabled the Group to focus its business portfolio on front-ranking technological positions and to pursue the development of high value-added solutions in the eight key markets where Rhodia has decided to concentrate its efforts.

In 2002, Rhodia completed the following divestments:
   o Latexia (commodity business in paper latex) in July 2002.
   o Teris (hazardous industrial waste treatment business jointly managed with the Suez Group) in July 2002.
   o The Polyvinyl Acetate business in June 2002.
   o Kermel (technical fibers business) in August 2002.
   o Rhodia-ster (polyester business in Brazil - a subsidiary 88.5%-owned by Rhodia) in October 2002.
   o The basic chemicals activities in Europe (phenol, hydrochloric acid and soda ash) at the end of December 2002.


GENERATION OF (euro)132 MILLION IN POSITIVE FREE CASH FLOW


     In view of its level of debt and the persistently adverse economic environment, the Group last year announced its intention to limit capital expenditures to (euro)400 million. Rhodia exceeded its original commitments by limiting total capital expenditures in 2002 of (euro)374 million in 2002 against
(euro)483 million in 2001. Similarly, Rhodia has continued to tightly manage its working capital requirements, which represented 13% of Net Sales at the end of 2002 compared with 19.1% at the end of 2001.

     Operating cash flow increased to (euro)277 million in 2002 against
(euro)193 million in 2001, despite the financing of restructuring measures in 2002 totaling (euro)152 million. Due to the general decline in the equity markets, the Group was obliged to make an exceptional payment of (euro)145 million into British and American pension funds, resulting in a Free Cash Flow level of (euro)132 million.


In all, as of December 31, 2002, Rhodia's Net Debt stood at (euro)2,133 million against (euro)2,572 million at December 31, 2001, a decline of (euro)439 million or approximately 17%.

          ANALYSIS BY DIVISION

          (the results table per Division can be found in the Appendices)



>   Fine Organics


     Overall, the Division reported growth in sales volumes. This was true for Rhodia ChiRex, although the actual increase fell short of our forecasts due to the FDA's decision to postpone the market launch of new molecules. The Life Sciences and Intermediates businesses also experienced strong sales volumes. In contrast, the Pharmaceutical Ingredients and Perfumery & Specialties businesses suffered a decline in volumes owing to intense competitive pressure, especially in the United States.

     The increase in the Division's EBITDA is linked, first, to the growth in volumes and, second, to the decline in raw material prices. Also, the Pharmaceutical Ingredients and Perfumery & Specialties businesses started to benefit from the restructuring measures taken at the end of 2001 in France and the United States. It should also be emphasized that the Intermediates activity encountered problems from the beginning of the year related to the commissioning of one of the production units under its responsibility, leading to extra costs of approximately (euro)37 million (impacting the EBITDA) for 2002 as a whole compared with 2001.


>    Consumer Specialties



     Division net sales contracted under the combined impact of changes in structure and the weakening of the US dollar. The Phosphorus and Performance Derivatives business experienced rapid growth in volumes driven by its business activities in Asia. In contrast, volumes declined in all the Division's other business areas, which tended to favor sales generating higher margins. This is true in particular for the business activity related to detergents.


     The increase in the Division's EBITDA is primarily related to the successful restructuring measures taken at the end of 2001 in Specialty Phosphates and the industrial and commercial success of phosphorus derivatives. The profitability of the cosmetics and detergents business is improving through innovation-driven improvements in its product range. The Food business faces stiffer competition in the United States.


>    Industrial Specialties


     With the exception of the Silicones business, the Division's other activities--Paper, Coatings & Construction Materials (PPMC) and Silica Systems--experienced growth in volumes. The price effect was positive for the Silicones and Silica Systems businesses and very marginally negative for PPMC.

     For the Silicones Enterprise, the second half of 2002 was marked by sluggish demand. The unit's profitability was also depressed by the closing of one of its principal production sites to de-bottleneck. PPMC benefited from growth in both its key paint and coatings markets. Similarly, the profitability of the Silica System business was improved due to stronger volumes in its strategic tires and Nutraceuticals markets.


>    Polyamide



     2002 was marked by the gradual improvement in earning performance starting in the second quarter due to the success of the action programs launched at the end of 2001. Sales drives helped to boost growth in volumes, particularly in engineering plastics and polyamide intermediates despite the continuing sluggishness of the economic environment overall. In particular, the textile market failed to recover in 2002, particularly affecting the Division's subsidiary in Brazil and the activities of Nylstar, in which Rhodia owns a 50% interest. The growth in sales volumes achieved by the Division in its other markets made it possible, however, to take advantage of the investments completed at the Butachimie joint venture facility in Chalampe, France, in order to boost production capacity. The restructuring programs launched at the end of 2001 (closure of five production sites or units) made it possible to carry through plans to reduce fixed costs by a substantial margin in 2002.

     The Division's EBITDA consequently progressed from one quarter to the next to reach (euro)210 million in 2002 compared with (euro)133 million in 2001. This growth can be explained not only by the absence in 2002 of restructuring charges and exceptional expenses related to the increase in Butachimie's production capacity but, primarily through the success of sales campaigns and cost-cutting measures.


>    Services & Specialties


     In 2002, Rhodia Acetow confirmed its growth, notably in Russia, China and Brazil. Eco Services, for its part, saw a decline in its business activities (due to the mechanical effect of long-term contracts indexed to the price of raw materials), which impacted the activities of the sulfuric acid regeneration business in the United States. Restructuring measures were also taken towards the end of the year in Europe with a view to restoring competitiveness. After what was already a difficult year in 2001, the Electronics & Catalysis business continued to suffer from a sharp decline in demand in the electronics markets. However, it managed to confirm its front-ranking positions in solutions for automotive pollution control.

     The Division's EBITDA was stable compared to 2001, the good performance achieved by Acetow offsetting the difficulties encountered by the other business units.



          OUTLOOK

               In these first few weeks of 2003, forecasts for the coming year have been established against a background of considerable uncertainty. Starting in the first quarter of 2003, the Group faces the impact of geopolitical instability and its repercussions on the world economy in general and, more specifically, on the markets for petrochemicals and other raw materials.


               In view of this uncertain environment, Rhodia is committed to intensifying its actions to seize organic growth opportunities, pursuing the improvement of its operating profitability and consolidating its financial solidity. Building on its achievements in 2002, Rhodia intends to pursue measures in three main areas:


     1. Continued improvement in the Group's performance based on an organic growth policy aimed at high value-added products and market segments while simultaneously continuing to reduce its break-even point.



          To achieve these objectives, the Group will pursue its efforts by launching a series of new measures designed to reduce the operating costs of its Enterprises and support functions as well as improving its industrial and commercial performance. These combined actions should generate gains of around (euro)200 million in EBITDA for the full year 2004. The cost of these measures is expected to be close to
          (euro)100 million in 2003.


          At the same time, the drive to focus the business portfolio around high value-added technologies should increase the percentage of new products contributing to net sales from 14% to 15% in 2003 and boost the proportion of sales directly related to Rhodia's business model from 30% to 33%. In the medium term, the effects of the Group's new organization should mean that 40% of sales are derived from this strategic model, 20% of sales are generated from products aged five years or less and 75% of Research & Development programs are carried out on a partnership basis.


     2. Continued generation of positive operating cash flow through a new, significant reduction in capital spending to bring expenditures in this area to approximately (euro)300 million in 2003, representing a decrease of almost 20% compared with 2002 and of almost 40% compared with 2001.


     3. Finally, the Group also intends to continue its policy of refocusing its business portfolio in line with Rhodia's financial and operating strategy by proceeding with new divestments as and when the financial conditions related to these operations prove attractive.


               By the end of 2003, all of these actions should enable Rhodia to bring its Debt/EBITDA ratio below 2.5. These three key drivers, which were committed to in 2001, continued in 2002 and accelerated in 2003, should allow the Group eventually to bring its Debt/EBITDA ratio below 2.

This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated




--------------------------------------------------------------------------------
This press release, along with a detailed presentation of the annual results for 2002, may be consulted on Rhodia's corporate website starting at 8:30 am: www.rhodia.com
--------------------------------------------------------------------------------



Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

               A conference call will take place on January 29th, 2002 at 4.30 pm (London time)

European dial in number : +44 (0) 208 781 0571

               USA dial in number : +1 952 556 2801

               Password : Rhodia

               Instant number replay to call (for 48 hours)

               European dial in number: +44 (0) 208 288 4459 - Access code :
               777522

               USA dial in number : +1 703 736 7336 - Access code : 777522

A video replay of the London presentation will be available from 4.30pm (London time) on RAW network and on Rhodia's web site www.rhodia.com


Contacts



Press Relations

Jean-Christophe Huertas           +33 1 55 38 42 51

Lucia Dumas                       +33 1 55 38 45 48



Investor Relations

Marie-Christine Aulagnon          +33 1 55 38 43 01
Fabrizio Olivares                 +33 1 55 38 41 26

ANNUAL RESULTS 2002


CONSOLIDATED INCOME STATEMENT
Annual audited accounts (French GAAP)




--------------------------------------------------------------------------------
(M(euro))                                                   2001           2002
--------------------------------------------------------------------------------
Net Sales                                                   7,279          6,617

EBITDA                                                       633            798

Operating Profit                                             91*            351

Equity in earnings of affiliated companies                   -16            -38

Interest expenses                                           -186            -123

Impact of divestitures                                       15             -34

Other gains and losses                                      -123            -38

Income tax                                                   86             -66

Minority interests                                           -5              -9

Net result after minorities (before goodwill amortization)  -138             43

Goodwill amortization                                        -75            -47

Net result after minorities (after goodwill amortisation)   -213             -4

Earning/(loss) per share (euro) **                          -1.19          -0.02

*  16 millions euros reported in 2001 after goodwill amortization
** Earnings per share are calculated on the basis of 179 103 640 shares for 2001 and of 178 765 518 shares for 2002

ANNUAL RESULTS 2002
Annual audited accounts (French GAAP)



--------------------------------------------------------------------------------
                                 2001                2002                %
(M(euro))
--------------------------------------------------------------------------------
RHODIA (consolidated)
Net Sales                       7,279               6,617             -9.1
EBITDA                           633                 798              26.1
EBITDA recurring*                823

Fine Organics
Net Sales                       1,219               1,213             -0.5
EBITDA                           73                  128              75.3
EBITDA recurring*                121

Consumer Specialties
Net Sales                       2,163               1,878             -13.2
EBITDA                           184                 225              22.3
EBITDA recurring*                205

Industrial Specialties
Net Sales                       1,220               1,129             -7.5
EBITDA                           125                 140              12.0
EBITDA recurring*                137

Polyamide
Net Sales                       1,444               1.353             -6.3
EBITDA                           133                 209              57.1
EBITDA recurring*                195

Services & Specialties
Net Sales                       1,013                954              -5.8
EBITDA                           172                 173               0.6
EBITDA recurring*                193

Others
Net Sales                        220                 90               -59.1
EBITDA                           -54                 -77              42.6
EBITDA recurring*                -28

* Unaudited elements before restructuring costs and other exceptional items.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Rhodia


Date: February 5, 2003                 By:  /s/ Pierre Prot
                                            --------------------------
                                       Name:    Pierre Prot
                                       Title:   Chief Financial Officer